DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com

Robert H. Bergdolt robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

November 23, 2011

VIA COURIER AND EDGAR

Michael McTiernan, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Dividend Capital Total Realty Trust Inc. Registration Statement on Form S-11 Filed August 3, 2011
File No. 333-175989

Dear Mr. McTiernan:

On behalf of our client, Dividend Capital Total Realty Trust, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to M. Kirk Scott, Chief Financial Officer of the Company, dated August 22, 2011. We acknowledge that, in this response letter, we have not responded to certain of the Staff’s comments. We will respond to these comments as soon as the Company has fully considered and resolved the matters raised. In the meantime, we are submitting this response letter and Amendment No. 1 to address the other comments of the Staff, to address comments received by state securities regulators and FINRA, and to update financial and other information.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to indicate the location of changes from the Company’s last filing on August 3, 2011, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked courtesy copy of Amendment No. 1.

General

1.	As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2010, and have issued comments in connection with that review. Please note that we will not be in a position to clear your Registration Statement on Form S-11 until you have resolved all comments raised on the Form 10-K.

Response: We acknowledge this comment, and note that all comments raised in the Form 10-K have been resolved.

2.	Please update your financial information.

Response: The Company has updated the financial information through September 30, 2011.

Mr. Michael McTiernan

November 23, 2011

Page Two

3.	Please revise the prospectus to address the comments raised in our August 17, 2011 comment letter relating to your Form 10-K, to the extent applicable.

Response: The Company has revised the prospectus to address the comments raised in your August 17, 2011 comment letter relating to the Company’s Form 10-K, to the extent applicable.

4.	Please advise us how you intend to account for the deferred distribution and dealer fees.

Response: The Company is still considering this matter. We acknowledge the Staff’s comment and will respond in a subsequent letter.

5.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response: The Company has submitted a letter to the Office of Mergers and Acquisitions, Division of Corporation Finance, requesting no-action relief with respect to the applicability of the tender offer rules to the Company’s share repurchase program.

6.	We note that you intend to engage a valuation firm to assist with the valuations of your properties. Please advise us whether the value of your property portfolio that will be disclosed in the prospectus in the future will simply reflect the sum of the valuations performed by this valuation expert, or will reflect the estimate of the board or the advisor, which will be based on the appraisals and reports of the valuation firm. If the former, please provide us an analysis as to the application of Section 7(a) and Rule 436 of the Securities Act.

Response: The Company is still considering potential revisions to the valuation process described in the prospectus. We acknowledge the Staff’s comment and will respond in a subsequent letter.

Mr. Michael McTiernan

November 23, 2011

Page Three

7.	Please provide us a sample of the valuation disclosure format you will periodically provide in the prospectus.

Response: The Company is still considering potential revisions to the valuation process described in the prospectus and has not yet performed a calculation of its net asset value pursuant to the guidelines. We acknowledge the Staff’s comment and will respond in a subsequent letter.

Prospectus Summary, page 1

8.	Please add a brief description of your valuation process.

Response: The Company has added a brief description of the valuation process (in its current form) on pages 2-3 of the prospectus.

Class W and Class I Shares of Common Stock, page 1

9.	Please expand this section to explain the significant similarities and differences between your three classes of shares, including with respect to allocation of profits, assets, liabilities, voting rights and rights in the event of a liquidation.

Response: The Company has expanded this section on pages 1-2 of the prospectus to explain the significant similarities and differences between the three classes of common stock.

Distribution Policy, page 10

10.	Please expand this section to compare distributions declared or paid to earnings or FFO for the same period.

Response: The Company has expanded this disclosure on pages 12 and 104 of the prospectus to compare distributions declared to FFO for the same periods.

Mr. Michael McTiernan

November 23, 2011

Page Four

Due to Daily Fluctuations in Our NAV…, page 20

11.	We note that investors will know the current NAV per share, but not the NAV per share they will pay, which will not be computed at the end of the business day they make an investment decision. To the extent there is a significant difference between the current NAV known at the time of the investment decision and the NAV used to determine the offering price, please advise us of the Section 12(a)(2) implications for the registrant. Refer to Rule 159. We may have further comment.

Response: Section 12(a)(2) of the Securities Act creates liability for a person who “offers or sells a security … by means of a prospectus or oral communication, which includes an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in the light of the circumstances under which they were made, not misleading (the purchaser not knowing of such untruth or omission)…” Rule 159 provides that for purposes of Section 12(a)(2), any information conveyed to the purchaser only after such time of sale (including such contract of sale) will not be taken into account.

In the event of a significant difference between the NAV at the time of an investment decision and the NAV used to determine the offering price, such difference would generally not result in an untrue statement of material fact in the prospectus nor would it cause any statements in the prospectus to be misleading. The prospectus makes clear that the NAV at the time of an investment decision may vary from the NAV used to determine the offering price, and the prospectus will provide considerable detail regarding how the final NAV is determined. We acknowledge, however, that if the significant difference in NAV were due to a material change in the method of calculating NAV from what was described in the prospectus, this could implicate Section 12(a)(2). The Company intends to provide notice of any material change in its NAV pricing methodology in a prospectus supplement or registration statement amendment before its implementation.

We note that Section 12(a)(2)’s prohibition of certain misstatements and omissions is similar to the prohibition set forth at Section 49 of the Investment Company Act of 1940. This similarity is significant because mutual funds also sell shares at prices that are not known at the time investors make their investment decision and such practice has not given rise to penalties under Section 49 in the event of significant differences in pricing.

We also note two other non-traded REIT offerings with this pricing model that have recently been cleared by the Commission: Clarion Partners Property Trust Inc. (Registration No. 333- 333-164777) and American Realty Capital Daily Net Asset Value Trust, Inc. (Registration No. 333-169821).

Estimated Use of Proceeds, page 47

12.	Please revise footnote one to state that this figure excludes distribution fees and dealer fees that will be paid over time.

Response: The Company has revised footnote one on page 49 of the prospectus to state that this figure excludes the distribution fees and dealer manager fees, which will be paid over time and which will not be paid from offering proceeds.

Mr. Michael McTiernan

November 23, 2011

Page Five

Share Redemptions, page 99

13.	Please confirm to us that your reference to “applicable requirements and guidelines” does not include your programs share limits. Otherwise, please revise the disclosure to identify the amount of requests that were not accepted because of the share limitation.

Response: We acknowledge that redemptions have been limited since March 2009 due to the program’s volume limitations. In order to clarify this, the Company has revised the disclosure on page 103 of the prospectus as follows:

Under our current share redemption program (which will be amended prior to the commencement of this offering), we presently limit the number of shares to be redeemed during any calendar quarter to the lesser of (i) one-quarter of five percent of the number of shares of common stock outstanding as of the date that is twelve-months prior to the end of the current quarter, and (ii) the aggregate number of shares sold pursuant to our distribution reinvestment plan in the immediately preceding quarter, which amount may be less than the Aggregate Redemption Cap (as defined below). Our board of directors retains the right, but is not obligated to, redeem additional shares if, in its sole discretion, it determines that it is in our best interest to do so, provided that we will not redeem during any consecutive twelve month period more than five percent of the number of shares of common stock outstanding at the beginning of such twelve-month period (referred to herein as the “Aggregate Redemption Cap”), unless permitted to do so by applicable regulatory authorities. In addition, exceptions to these limitations may be made in connection with redemptions requested following the death or disability of a stockholder.

During the first, second, third and fourth quarters of 2010, we received requests to redeem approximately 7.7 million, 9.2 million, 11.7 million and 15.1 million shares of Class A common stock, respectively, which exceeded our first, second, third and fourth quarter 2010 redemption caps of approximately 1.1 million, 1.1 million, 1.0 million and 1.1 million shares of Class A common stock, respectively. Based on application of the redemption caps, we redeemed, on a pro rata basis, approximately 14%, 12%, 8% and 7%, respectively, of the shares each stockholder requested to be redeemed for the first, second, third and fourth quarters of 2010, respectively (including redemptions of 100% of qualified accounts for death or disability, which are included in calculating the following quarter’s redemption limitations). In the aggregate, during the year ended December 31, 2010, we redeemed approximately 5.6 million shares of Class A common stock for approximately $53.9 million. We funded these share redemptions with proceeds from our distribution reinvestment plan.

During the first, second and third quarters of 2011, we received requests to redeem approximately 11.7 million, 10.0 million and 11.2 million shares of Class A common stock, respectively, which exceeded our first, second and third quarter 2011 redemption caps of

Mr. Michael McTiernan

November 23, 2011

Page Six

approximately 0.8, 0.9 and 1.0 million shares of Class A common stock, respectively. Based on application of the redemption caps, we redeemed, on a pro rata basis, approximately 7%, 9% and 9%, respectively, of the shares each stockholder requested to be redeemed for the first, second and third quarters of 2011, respectively (including redemptions of 100% of qualified accounts for death or disability, which are included in calculating the following quarter’s redemption limitations). In the aggregate, during the nine months ended September 30, 2011, we redeemed approximately 4.0 million shares of Class A common stock for approximately $34.3 million. We funded these share redemptions with proceeds from our distribution reinvestment plan.

NAV and NAV Per Share Calculation, page 94

14.	We note your disclosure of net asset value. With a view to disclosure, please provide us an analysis regarding your calculation of net asset value, including:

•	the specific valuation methods relied upon, and a description of the key assumptions used in such methods;

•	a range of the key assumptions actually used;

•	the detailed explanation of the extent to which the independent valuation firm assisted in the valuation, including the determination of the range of assumptions used;

•	a break-out of each of the major sub-items valued, including the property portfolio and the debt-related assets portfolio; and

•

the capitalization rate of the property portfolio implied by the value assigned the property portfolio, based on the portfolios historical net operating income for the 12-months preceding the valuation date.

Response: The Company is still considering potential revisions to the valuation process described in the prospectus and has not yet performed a calculation of its net asset value pursuant to the procedures. We acknowledge the Staff’s comment and will respond in a subsequent letter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Michael McTiernan

November 23, 2011

Page Seven

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc: M. Kirk Scott

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